Contact

www.linkedin.com/in/austinvillarreal
(LinkedIn)

Top Skills

Pet Care

Dogs

Customer Service

Austin Villarreal

Co-Founder & Head of Operations at Hound
Austin, Texas, United States

Experience

hound
Co-Founder & Head of Operations
January 2021 - Present (1 year 8 months)
Austin, Texas, United States

We exist to empower job seekers and employees, provide great tools for
employers, and foster community in the pet care industry. We will become the
industry standard, go-to platform for jobs and culture in pet care.

Built by and for pet care professionals. This is going to be awesome

Pet Care Collective
Founder
April 2021 - Present (1 year 5 months)
Austin, Texas Metropolitan Area

We created Pet Care Collective for one reason - unity. Through unifying the
sharpest minds and kindest hearts in pet care, our goal is to craft a better,
brighter future for the people of our industry. We're better together.

Healthier culture. Better technology. Stronger community.

Mammoth Creameries
Director Of Operations
June 2019 - October 2021 (2 years 5 months)
Austin, Texas Area

PAZ Animal Collective
Customer Experience Manager
May 2017 - June 2019 (2 years 2 months)
Austin, Texas Area

PAZ is a rapidly-growing $5MM veterinary startup. I've helped to staff and
develop workflows for 2 clinics, and am excited to help with the launch of our
3rd practice!
- Launched the front-facing experience of two new clinics
- Protocol development across multiple practices

- Interview, hire and facilitate the training of onboarding customer success
representatives
- Ensure efficient workflow through cross-functional collaboration
- Assist in marketing through instagram and community events
- Analyze KPIs for our newsletter, web traffic, and reviews

LUNA Innovation
R&D Intern
January 2015 - December 2016 (2 years)

My colleague and friend launched a pharmaceutical packaging startup in
college. I assisted in market research and prototyping.
- Researched competitive landscape and marketing opportunity
- Defined product qualities and assisted with design and 3D printing

Manchaca Village Veterinary Care
Veterinary Technician
September 2015 - September 2016 (1 year 1 month)
Austin, Texas Area

I worked at a 5-doctor veterinary practice and delivered excellent customer
service and patient care.
- Identified customer service and patient care
- Trained new hires and assisted in employee skill development

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Education

Texas State University
Wildlife Biology · (2014 - 2016)